

August 23, 2010

Charles Michel
Chief Financial Officer
Entech Solar, Inc.
13301 Park Vista Boulevard, Suite 100
Fort Worth, Texas 76177

> **Re: Entech Solar, Inc.**
> **Form 8-K for Item 4.01**
> **Filed August 19, 2010**
> **File No. 001-34592**

Dear Mr. Michel:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian Cascio
Accounting Branch Chief